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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                          For the month of October 2006

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                                   JACADA LTD.
                 (Translation of registrant's name into English)


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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|   Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

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                                Explanatory Note
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Attached is:

Exhibit 1. Press Release, released publicly on October 17, 2006.


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              KarstadtQuelle Mail Order Division Selects Jacada for
                        Unified Customer Service Desktop


Germany's Largest Catalogue Retailer to Implement an "Intelligent" Customer View


     ATLANTA--(BUSINESS WIRE)--Oct. 17, 2006--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that Quelle.Contact Vertrieb GmbH, has signed an enterprise agreement with Jacada to help unify its customer service desktop to automate call center processes and deliver an "intelligent view" of customer data for their customer service representatives (CSRs).

     Quelle.Contact is a subsidiary of KarstadtQuelle's Mail Order Division, Europe's leading mail order retailer. Quelle.Contact is the third largest contact center service provider in Germany with over 2,500 agent seats, and provides all of the call center services for Quelle and its sister-company neckermann.de, the third largest business-to-consumer mail order company in Germany.

     Being one of the largest and most innovative contact centers in the German market, Quelle.Contact is constantly looking for ways to improve customer experience and the CSR's ability to provide exceptional customer support. Recently, the need to integrate existing business applications with telephony systems and to incorporate new customer communications channels - such as email and scanned documents - required Quelle.Contact to look for a more modern, unified customer service desktop.

     To optimize operations across multiple call centers, Quelle.Contact needed a solution that would enable any CSR, in any location, to handle any call type. To do this requires simplifying complex business processes and presenting an intelligent view of the customer data to the CSR, based on the call type and the CSR skill level. Often referred to as a "Universal Agent," this intelligent customer view will enable Quelle.Contact to provide better customer service while drastically improving the efficiency of the call center operations.

     After a thorough review of available solutions, Quelle.Contact selected Jacada to provide the new unified customer service desktop.

     "We are obviously excited to be selected by the leading catalogue retailer and one of the largest call centers in Germany," says Paul O'Callaghan, president of Jacada Ltd. "It is further evidence that the need for an agile, unified customer service desktop spans a wide variety of vertical markets, and is being recognized as a competitive differentiator by leading call centers across the globe."

     About Quelle.Contact

     The Quelle.Contact group is a service enterprise of the German based KarstadtQuelle Mail Order Division. Quelle.Contact is among the top 3 service providers, has 5,000 employees and offices in 14 locations in Germany, Denmark and Turkey.

     The company manages the service portfolios of client companies' various lines of business and provides complete customer service processing, including classic customer contact tasks and competence areas such as specialized product consultation service and finance, and demand management. Quelle.Contact handles more than 80 million customer contacts per year.

     About Jacada

     Jacada is a leading provider of customer service unified desktop and process optimization solutions. The company's solutions help customers rapidly simplify and improve high-value business processes without the need for long and expensive systems replacement projects.

     Jacada provides two award-winning solutions that have been proven to make a significant impact on customer service efficiency and effectiveness. Jacada WorkSpace is a unified desktop that incorporates all critical functions required by the contact center agent to successfully complete customer interactions. Jacada Fusion is a process optimization solution that leverages patented technology to enable customer service centers to improve customer satisfaction and increase revenues by providing customer service representatives with more time for customer care and revenue-generating activities.

     Jacada has over 1200 customers worldwide including many Fortune 1000 corporations and government organizations. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

     This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and
(iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.

     Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.


     CONTACT: Jacada Contacts, Atlanta
              Paul Sewell, 770-352-1310 ext 383
              psewell@jacada.com
              or
              NEI Communications
              Carl Nelson, 781-929-9095
              cnelson111@comcast.net

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 JACADA LTD.

                                                 By: /S/ TZVIA BROIDA
                                                     ---------------------------
                                                 Name:  Tzvia Broida
                                                 Title: Chief Financial Officer

Dated: October 17, 2006

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